UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                  Under the Securities Exchange Act of 1934
                               (Amendment No. _)*


                         EUPA INTERNATIONAL CORPORATION
                         ------------------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    298414103
                                  ------------
                                 (CUSIP Number)


                                 Jon Newby, Esq.
                   Sheppard, Mullin, Richter & Hampton LLP
                        333 South Hope Street, 48th Floor
                              Los Angeles, CA 90071
                                 (213) 620-1780
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


              October 23, 2001;  December 23, 2001;  May 13, 2002
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 298414103                                           Page 2 of 7 Pages
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      NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 1

  1   TSANN KUEN ENTERPRISE CO., LTD.                       I.D. No.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                *(a)  |_|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      00; AF; WC (See Item 3)
--------------------------------------------------------------------------------
  5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)       |_|
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Taiwan, Republic of China
--------------------------------------------------------------------------------
                 7   SOLE VOTING POWER
  NUMBER OF
    SHARES           14,000,000
 BENEFICIALLY    ---------------------------------------------------------------
   OWNED BY      8   SHARED VOTING POWER
     EACH
  REPORTING          1,000,000
    PERSON       ---------------------------------------------------------------
     WITH        9   SOLE DISPOSITIVE POWER
 BENEFICIALLY
   OWNED BY          14,000,000
     EACH        ---------------------------------------------------------------
  REPORTING
    PERSON      10   SHARED DISPOSITIVE POWER
     WITH
                     1,000,000
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,000,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      68.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!
                 INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

Item 1.  Security and Issuer.

      (a)  The  name  of the  issuer  is  Eupa  International  Corporation  (the
"Issuer").

      (b) The address of the Issuer's principal executive office is 89 N. San Gabriel Boulevard, Pasadena, CA, 91107.

      (c) The title of the class of securities to which this statement relates is the common stock, par value $0.001, of the Issuer (the "Common Stock").

Item 2.  Identity and Background.

      (a) The Reporting Person is Tsann Kuen Enterprises Co., Ltd.

      (b) The business address of the Reporting Person is No. 2, Shinhu 3rd. Road, Neihu Chiu; Taipei, Taiwan 114, R.O.C.

      (c) The principal business of the Reporting Person is manufacturing, distributing and retailing small home appliances, intelligent appliances and other electronic devices.

      (d) The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      (e) The Reporting Person was not a party to any civil proceeding during the last five years as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a corporation organized under the laws of Taiwan, Republic of China.

Item 3.  Source and Amount of Funds and Other Consideration.

      Pursuant to an Exchange Agreement dated as of October 10, 2002 (the "Exchange Agreement"), on October 23, 2001 Tsann Kuen USA, Inc., formerly a wholly owned subsidiary of Reporting Person, became a wholly owned subsidiary of EUPA International Corporation and, in exchange for all of Tsann Kuen USA, Inc.'s shares, EUPA International Corporation issued 12,000,000 shares of Common Stock to Tsann Kuen Enterprises Company Ltd., representing sixty percent (60%) of the issued and outstanding capital stock of EUPA International Corporation at that time. No consideration was paid for the Common Stock other than the securities of Tsann Kuen USA, Inc. Tsann Kuen USA is the United States market research, design, supply and sales arm of Tsann Kuen Enterprises.

      Tsann Pao Co., a wholly owned subsidiary of the Reporting Person, was granted an option to purchase 1,000,000 shares of Common Stock at $0.01 per share pursuant to a Stock Option Agreement dated December 27, 2001, with a term of five years. This increased the beneficial ownership of the Reporting Person


                               Page 3 of 7 Pages
in the Common Stock of the Issuer to 61.9%. Tsann Pao Co. exercised the option to purchase 200,000 shares of Common Stock on February 12, 2002. The source of the aggregate consideration of $2,000.00 was working capital of Tsann Pao Co. Tsann Pao retains an option to purchase the remaining 800,000 shares of Common Stock, exercisable at any time until December 27, 2006.

      On May 13, 2002, the Reporting Person purchased a total of 2,000,000 shares of Common Stock of the Issuer from other stockholders, as follows:
600,000 shares from Silverdale International Limited, 650,000 shares from Concor Consultancy Limited, 100,000 shares from Sunfield Services Limited and 650,000 shares from Bonham Investment Limited, all at the price of $0.01 per share, increasing its total beneficial ownership of Common Stock to 15,000,000, representing 71.4% of the issued and outstanding Capital Stock of Issuer at that time. The source of funds for the aggregate $20,000 purchase price for this transaction was working capital of the Reporting Person.

Item 4.  Purpose of Transaction.

      The Reporting Person and the Issuer determined that a business combination between the two of them was advisable and in the best interests of their respective companies, members and shareholders, and presented an opportunity for the Issuer to achieve long-term strategic and financial benefits. As a result the Issuer, the Reporting Person and Tsann Kuen USA, Inc. entered into the Exchange Agreement on October 10, 2001, whereby on October 23, 2001 Tsann Kuen USA, Inc. became a wholly owned subsidiary of Issuer and, in exchange for all of the outstanding capital stock of Tsann Kuen USA, Inc., Issuer issued 12,000,000 shares of Common Stock to Reporting Person. Tsann Kuen USA is the United States market research, design, supply and sales arm of Tsann Kuen Enterprises.

      As a condition to the closing of the Exchange Agreement on October 23, 2001, the directors of the Issuer resigned and were replaced with designees of the Reporting Person. The management of the issuer was subsequently replaced with designees of the Reporting Person. From the time of the closing of the Exchange Agreement, the Reporting Person has held a majority of the voting stock of the Issuer and has had the power to elect all of the members of the board of directors. The Reporting Person has elected affiliates of the Reporting Person to serve as directors.

      Tsann Pao Co., a wholly owned subsidiary of the Reporting Person was granted an option to purchase 1 million shares of Common Stock at $0.01 per share pursuant to a Stock Option Agreement dated December 27, 2001, with a term of five years. This increased the beneficial ownership of the Reporting Person in the Common Stock of the Issuer to 61.9%. Tsann Pao Co. has exercised the option to purchase 200,000 shares of Common Stock on February 12, 2002. Tsann Pao retains an option to purchase the remaining 800,000 shares of Common Stock, exercisable at any time until December 27, 2006. The Reporting Person is reporting on this Schedule 13D its beneficial ownership of, and shared voting and dispositive power over, the 200,000 shares of Common Stock owned by Tsann Pao Co. and the 800,000 shares of Common Stock purchasable under the option owned by Tsann Pao Co.


                               Page 4 of 7 Pages

      On May 13, 2002, the Reporting Person purchased a total of 2,000,000 shares of Common Stock as follows: 600,000 shares from Silverdale International Limited, 650,000 shares from Concor Consultancy Limited, 100,000 shares from Sunfield Services Limited, 650,000 shares from Bonham Investment Limited, all at the price of $0.01 per share, increasing its total beneficial ownership of Common Stock to 15,000,000, representing 71.4% of the issued and outstanding Capital Stock of the Issuer at that time.

      Other than as described in this Item 4, the Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or the fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

      The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as he deems appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of its shares of Common Stock or to change its intention with respect to any and all matters referred to in Item 4.

Item 5.  Interest in Securities of the Issuer.

      (a) Tsann Kuen Enterprises Co., Ltd. directly and indirectly owns 15,000,000 shares of Common Stock, beneficially and of record, or approximately 68.8% of the outstanding Common Stock.

            Of these shares of Common Stock, 800,000 shares represent the right to acquire shares of Common Stock on the exercise of options exercisable within 60 days.

      (b) The following table provides information as to the number of shares of Common Stock as to which the Reporting Person has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:


                               Page 5 of 7 Pages

       Name                    Power to Vote          Power to Dispose or Direct Disposition
----------------------     ----------------------     --------------------------------------
                               Sole       Shared                 Sole            Shared
                               ----       ------                 ----            ------

Tsann Kuen Enterprises     14,000,000   1,000,000            14,000,000        1,000,000
Co., Ltd.

      Of the 1,000,000 shares of Common Stock subject to shared voting power and power to dispose, 200,000 are shares owned of record by Tsann Pao Co., a wholly owned subsidiary of the Reporting Person, and 800,000 are shares purchasable within 60 days pursuant to options held by Tsann Pao Co. Tsann Pao Co. is the only other person other than the Reporting Person exercising voting or dispositive control over such shares.

      The business address of Tsann Pao Co. is No. 537 Jungshan Road, Rende Shiang, Tainan, Taiwan 717, R.O.C.

      The principal business of Tsann Pao Co. is home appliances and consumer electronics sale and services.

      Tsann Pao Co. has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      Tsann Pao Co. was not a party to any civil proceeding during the last five years as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Tsann Pao Co. is a corporation organized under the laws of Taiwan, Republic of China.

      (c) The Reporting Person has not effected any transactions in the Common Stock within the 60 days preceding the filing of this Schedule 13D.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Not applicable.

Item 7.  Material to be filed as Exhibits.

      Not Applicable.


                               Page 6 of 7 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.



Dated:  May 6, 2003



                                      TSANN KUEN ENTERPRISES CO., LTD.



                                      By:  /s/ Richard Yu
                                           -------------------------------
                                      Name:       Richard Yu
                                      Title:      Chief Executive Officer




























                               Page 7 of 7 Pages